UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Regulation FD Disclosure

On May 13, 2026, MDJM LTD issued a press release announcing that it will host a virtual investor meeting via Zoom on May 15, 2026, beginning at 9:30 a.m. Eastern Time. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

As previously disclosed in the Report on Form 6-K furnished by MDJM LTD on May 6, 2026, Mansions Catering and Hotel LTD, a United Kingdom company and a wholly-owned subsidiary of MDJM LTD (the “Company”), Leyong Lin (the “Seller”), and Mirai Co., Ltd. (株式会社みらい), a corporation incorporated under the laws of Japan (“Mirai”), entered into a Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Mansions Catering and Hotel LTD agreed to purchase from the Seller 45 issued shares of common stock of Mirai, representing 75% of the issued and outstanding shares of common stock of Mirai, upon the terms and subject to the conditions set forth therein.

On May 13, 2026, the Company issued a press release announcing the entry into the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

The press releases furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “MDJM LTD to Host Virtual Investor Meeting on May 15, 2026,” dated May 13, 2026
99.2	Press Release titled “MDJM Ltd. (OTC: UOKAF) Enters into Share Purchase Agreement to Acquire Controlling Stake in Japan-Based Mirai Co., Ltd.,” dated May 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 20, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors